Exhibit 99.1

voxeljet AG Completes $10 Million Registered Direct Offering

7/23/2021

FRIEDBERG, Germany--(BUSINESS WIRE)--voxeljet AG (WKN: A2QBGM / ISIN: US92912L2060) (NASDAQ: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that it has completed its registered direct offering and sale of 1,126,127 Ordinary Shares in the form of American Depositary Receipts at a purchase price of EUR 7.52 per share (this equals $8.88 per Ordinary Share based on the exchange rate as of the close of business in New York on July 14, 2021).

The gross proceeds of the offering amount to USD 10 million (approx. EUR 8.47 million). The Company intends to use the net proceeds of the offering for general corporate purposes.

A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

Important Additional Information

This announcement is neither an advertisement nor a prospectus and does not constitute a recommendation with respect to the securities described in this announcement.

The offering was made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-255911) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement related to the capital increase and the proposed offering has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained from the Company or from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

To the extent this document contains forward-looking statements, such statements are not statements of fact and are made using words such as “expect”, “believe”, “estimate”, “intend”, “strive”, “assume” and similar expressions. These statements are an expression of the intentions, views or current expectations and assumptions of voxeljet AG and are based on current plans, estimates and forecasts made by voxeljet AG on the basis of its best knowledge, but do not constitute any statement with respect to their future accuracy. You should not place undue reliance on these statements. voxeljet AG cannot provide assurances that the matters described in this press release will be successfully completed or that voxeljet AG will realize the anticipated benefits of any transaction. Forward-looking statements are subject to risks and uncertainties, which are usually difficult to predict and ordinarily not in the domain of influence of voxeljet AG. These risks and other factors are discussed in more detail in the company’s public filings with the SEC. It should be noted that actual events or developments could materially differ from the events and developments described or included in the forward-looking statements. Statements made herein are as of the date hereof and should not be relied upon as of any subsequent date. The company disclaims any obligation to update any forward-looking statements except as may be required by law.

Investors and Media

Johannes Pesch

Director Business Development & Investor Relations

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Source: voxeljet AG